Exhibit 3.9

RESTATED CERTIFICATE OF INCORPORATION

OF

APRIA HEALTHCARE OF NEW YORK STATE, INC.

Under Section 807 of the New York Business Corporation Law (the “Business Corporation Law”)

Apria Healthcare of New York State, Inc., a New York corporation (the “Corporation”), does hereby certify as follows:

1. The name of the Corporation is Apria Healthcare of New York State, Inc. The Corporation was incorporated under the name “Onondaga Medical Instruments, Inc.” The original Certificate of Incorporation (as amended, the “Certificate of Incorporation”) of the Corporation was filed with the Secretary of State of the State of New York on July 22, 1974.

2. Pursuant to Section 807 of the Business Corporation Law of the State of New York, as duly adopted by the Board of Directors of the Corporation and by the sole stockholder in accordance with Section 803 Business Corporation Law of the State of New York, (i) Article THIRD of the Certificate of Incorporation, relating to the location of the office of the Corporation, is hereby amended and (ii) a new Article (6), relating to indemnification of directors, officers and certain other persons, is inserted in the Certificate of Incorporation, and the text of the Certificate of Incorporation is amended and restated to read in its entirety as follows:

FIRST: The name of the corporation is Apria Healthcare of New York State, Inc.

SECOND: The purpose or purposes for which this corporation is formed is to engage in any lawful act or activity for which corporations may be organized under the Business Corporation Law of New York. The corporation will not be formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

THIRD: The office of the corporation is to be located in the County of New York, State of New York.

FOURTH: The aggregate number of shares which the corporation shall have authority to issue is 300 shares no par common stock.

FIFTH: The Secretary of State is designated as the agent of the corporation upon whom process against the corporation may be served. The post office address within the State of New York to which the Secretary of state shall mail a copy of any process against the corporation served upon him is: c/o National Registered Agents, Inc., 875 Avenue of the Americas, Suite 501, New York, NY 10001. The name and the address of the registered agent of the corporation are National Registered Agents, Inc., 875 Avenue of the Americas, Suite 501, New York, NY 10001.

SIXTH: The corporation shall, to the fullest extent permitted by permitted Article 7 of the Business Corporation Law of the State of New York, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Article from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Article, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which any person may be entitled under any Bylaw, resolution of shareholders; resolution of directors, agreement, or otherwise, as permitted by said Articles, as to action in any capacity in which he served at the request of the corporation.

IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be duly executed this July 1, 2010.

By:	/s/ Robert S. Holcombe
Name:	Robert S. Holcombe
Title:	Executive Vice-President General Counsel and Secretary

[Apria Healthcare of New York State, Inc.]